UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

BOINGO WIRELESS, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

09739C102
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 10 Pages
Exhibit Index: Page 8

CUSIP NO. 09739C102	Page 2 of 10 Pages

1.	Names of Reporting Persons

    LOUIS M. BACON

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]

b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

UNITED STATES

	5.	Sole Voting Power
Number of Shares		2,810,643
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 2,810,643
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,810,643

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

7.99%

12.	Type of Reporting Person (See Instructions)

IN; IA

CUSIP NO. 09739C102	Page 3 of 10 Pages

1.	Names of Reporting Persons

    MOORE CAPITAL MANAGEMENT, LP

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]

b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

NEW YORK

	5.	Sole Voting Power
Number of Shares		2,810,643
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 2,810,643
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,810,643

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

7.99%

12.	Type of Reporting Person (See Instructions)

OO; IA

CUSIP NO. 09739C102	Page 4 of 10 Pages

Item 1(a).	Name of Issuer:

Boingo Wireless, Inc. (the "Issuer").

Item 1(b).	Address of the Issuer's Principal Executive Offices:

10960 Wilshire Blvd., Suite 800
Los Angeles, California 90024

Item 2(a).	Name of Person Filing

This statement is being filed (1) by Louis M. Bacon ("Mr. Bacon"), a United States citizen, in his capacity as chairman, chief executive officer and director of Moore Capital Management, LP, a New York limited partnership ("MCM"), and (2) by MCM.  MCM serves as discretionary investment manager to a corporation organized under the laws of the Commonwealth of the Bahamas (the "Fund").  This statement relates to Shares (as defined below) held for the account of the Fund.  Each of Mr. Bacon and MCM, in the capacities set forth above, may be deemed to be the beneficial owner of Shares held for the account of the Fund.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of each of Mr. Bacon and MCM is located at 1251 Avenue of the Americas, New York, New York 10020.

Item 2(c).	Citizenship:

i)	Mr. Bacon is a United States citizen; and

ii)	MCM is a New York limited partnership.

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.0001 per share (the "Shares").
Item 2(e).	CUSIP Number:

09739C102

CUSIP NO. 09739C102	Page 5 of 10 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(e) MCM is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

(g) Mr. Bacon is a control person of MCM.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of the date hereof, each of Mr. Bacon and MCM may be deemed to be the beneficial owner of 2,810,643 Shares held for the account of the Fund.

Item 4(b).	Percent of Class:

As of the date hereof, Mr. Bacon and MCM may be deemed to be the beneficial owner of 7.99% of the total number of Shares outstanding.

Item 4(c).	Number of shares as to which such person has:

Mr. Bacon
(i)	Sole power to vote or direct the vote	2,810,643
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	2,810,643
(iv)	Shared power to dispose or to direct the disposition of	0

MCM
(i)	Sole power to vote or direct the vote	2,810,643
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	2,810,643
(iv)	Shared power to dispose or to direct the disposition of	0

CUSIP NO. 09739C102	Page 6 of 10 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The shareholders of the Fund have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by the Fund in accordance with their respective ownership interests in the Fund.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

i) MCM is the relevant entity for which Mr. Bacon may be considered a control person.

ii) MCM is an investment adviser registered under the Investment Advisers Act of 1940.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 09739C102	Page 7 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013	LOUIS M. BACON

By: /s/ James E. Kaye
James E. Kaye
Attorney-in-Fact

Date: February 14, 2013	MOORE CAPITAL MANAGEMENT, LP

By: /s/ James E. Kaye
James E. Kaye
Vice President

CUSIP NO. 09739C102	Page 8 of 10 Pages

EXHIBIT INDEX
Page No.
A.	Joint Filing Agreement, dated as of February 14, 2013, by and between Louis M. Bacon and Moore Capital Management, LP	9
B.	Power of Attorney, dated as of July 5, 2007, granted by Louis M. Bacon in favor James E. Kaye and Anthony J. DeLuca	10

CUSIP NO. 09739C102	Page 9 of 10 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock, par value $0.0001 per share, of Boingo Wireless, Inc. dated as of February 14, 2013, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: February 14, 2013	LOUIS M. BACON

By: /s/ James E. Kaye
James E. Kaye
Attorney-in-Fact

Date: February 14, 2013	MOORE CAPITAL MANAGEMENT, LP

By: /s/ James E. Kaye
James E. Kaye
Vice President

CUSIP NO. 09739C102	Page 10 of 10 Pages

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, Louis M. Bacon, hereby make constitute and appoint each of James E. Kaye and Anthony J. DeLuca, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name (a) in my personal capacity or (b) in my capacity as Chairman and Chief Executive Officer of each of Moore Capital Management, LLC and Moore Capital Advisors, LLC and their respective affiliates all documents, certificates, instruments, statements, filing and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including but not limited to, all documents relating to filings with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including:  (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act including, without limitation:  (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(f), and (c) any initial statements of, or states of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the July 5, 2007.

/s/ Louis M. Bacon
Louis M. Bacon